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FOIA Confidential Treatment Request

The entity requesting confidential treatment is	Marc A. Rubenstein
Genocea Biosciences, Inc.	617-951-7826
Cambridge Discovery Park	617-235-0706 fax
100 Acorn Drive, 5th Floor	marc.rubenstein@ropesgray.com
Cambridge, MA 02140
Attn: William Clark
President Chief Executive Officer
(617) 674-8260

Confidential Treatment Request: GNCA-01-14

January 9, 2014

VIA HAND DELIVERY

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-4720

Attention:                           Mr. Jeffrey P. Riedler

Mr. Matthew Jones

Re:               Genocea Biosciences, Inc. — Registration Statement on Form S-1 (File No. 333-193043)

Dear Mr. Riedler and Mr. Jones,

On behalf of Genocea Biosciences, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 10 contained in the letter dated November 19, 2013 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to William Clark, the Company’s Chief Executive Officer, with respect to the Company’s Form S-1, File No. 333-193043 (the “Registration Statement”) that was filed with the Commission.  The supplemental response set forth below is based upon information provided to Ropes & Gray LLP by the Company.

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST.  REDACTED MATERIAL IS MARKED WITH [* * *] AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

On behalf of the Company, we advise you as follows:

10.                               Please expand your disclosure to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.  Also include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Rule 83 Confidential Treatment Request by Genocea Biosciences, Inc.

Request GNCA-01-14

Response:                Based on the Staff’s comment, the Company has revised the Registration Statement to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.

To provide additional context and further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[* * *] to $[* * *] per share (before giving effect to a reverse stock split, expected to be 12.6-to-one, that the Company plans to implement prior to effectiveness of the Registration Statement). This indicative price range is based on a number of factors, including the Company’s prospects and the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company.  The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control.  However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Genocea Biosciences, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to William Clark, President and Chief Executive Officer, Genocea Biosciences, Inc. Cambridge Discovery Park, 100 Acorn Park Drive, 5th Floor, Cambridge, MA 02140, before it permits any disclosure of the bracketed, underlined and highlighted information in Request GNCA-01-14 (Response No. 10).

Once the estimated price range for this offering has been determined, the Company will reflect in a subsequent amendment to the Registration Statement the significant factors contributing to any difference between the

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST.  REDACTED MATERIAL IS MARKED WITH [* * *] AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

most recent common stock valuation and the midpoint of the estimated price range for this offering.  The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure:

“On            , we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $         per share.  In comparison, our estimate of the fair value of our common stock was $0.46 per share as of October 21, 2013. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. The difference between the fair value of our common stock as of the most recent common stock valuation date and the midpoint of the estimated price range for this offering is primarily the result of the initiation of a Phase 1 trial for GEN-004 in November 2013 and the acceptance by the U.S. Patent and Trademark Office of a patent family covering HSV-2 vaccine compositions in November 2013, the filing of a registration statement with the Securities and Exchange Commission and preparation to launch a roadshow for this offering and the conversion of all outstanding shares of our preferred stock into common stock upon completion of this offering, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock.”

If you require additional information, please feel free to contact me at (617) 951-7826, facsimile (617) 235-0706.

Best regards,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

Cc:	William Clark (Genocea Biosciences, Inc.)